Filed by MarkWest Energy Partners, L.P.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

The following letter was mailed to certain MarkWest unitholders on November 23, 2015.

105 Madison Avenue, New York, NY, 10016
Tel: 212-929-5500 Fax: 212-929-0308
Email: proxy@mackenziepartners.com

New York London Los Angeles
Palo Alto Washington D.C.

Please Contact MacKenzie Partners Today

to Vote your MarkWest Energy Partners Units!

November 24, 2015

Dear Unitholder of MarkWest Energy Partners:

MacKenzie Partners has been engaged by MarkWest Energy Partners, L.P. (NYSE: MWE) (“MarkWest”) to assist in the gathering of votes for an IMPORTANT Special Meeting of Unitholders (“special meeting”) to be held on December 1, 2015, to approve the combination of MarkWest and MPLX LP (“MPLX”), a Master Limited Partnership sponsored by Marathon Petroleum Corporation (“MPC”). You were previously provided the proxy statement and related supplements discussing the merger in detail, and we urge you to read these documents carefully as they contain important information about the proposed transaction.

Your vote is very important regardless of the number of MWE Common Units you own and we urge you to please vote your MarkWest units today. The Merger cannot be completed unless the holders of at least a majority of the outstanding MWE Common Units, voting together as a single class, vote for the proposal to approve the Amended Merger Agreement and the transactions contemplated thereby at the special meeting (the “Merger Proposal”). At the special meeting, MWE common unitholders will also vote on an advisory compensation proposal (the “Advisory Compensation Proposal”) and on a proposal to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Amended Merger Agreement and transactions contemplated thereby at the time of the special meeting (the “Adjournment Proposal”).

Please contact MacKenzie Partners today so we may assist in processing your vote — this will only take a few minutes of your time, but will help save MarkWest the cost of additional mailings. If you have already voted and would like to revoke your proxy or change your vote, you may do so at any time before the MarkWest special meeting. If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your broker, bank or other nominee, it will have the same effect as a vote “AGAINST” the merger proposal.

MacKenzie’s team of representatives can be reached toll-free at 1-800-322-2885 or 1-212-929-5500 (call collect) from 6:30 a.m. MST to 5:30 p.m. MST Monday thru Friday and 8:30 a.m. MST to 2:00 p.m. MST on Saturday.  You may also contact us via email with your voting instructions at: proxy@mackenziepartners.com.

Thank you for your time and consideration.

Sincerely,

MacKenzie Partners, Inc.

Toll-Free at 1-800-322-2885

Additional Information and Where to Find It

In connection with the proposed acquisition, MWE and MPLX have filed relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that includes a definitive proxy statement and a prospectus and was declared effective by the SEC on October 29, 2015 and a supplement to the proxy statement/prospectus dated November 17, 2015. Investors and security holders are urged to read all relevant documents filed with the SEC, including the definitive proxy statement and prospectus, because they contain important information about the proposed transaction. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov, or for free from MWE by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com or for free from MPLX at its website, http://ir.mplx.com, or in writing at 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary.

Participants in Solicitation

MWE and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of common units with respect to the proposed transaction. Information about MWE’s directors and executive officers is set forth in the proxy statement for MWE’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and MWE’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015, and in the prospectus filed by MPLX on October 30, 2015 and the related Registration Statement on Form S-4, which was declared effective by the SEC on October 29, 2015 and the supplement to the proxy statement/prospectus dated November 17, 2015. Information about MPLX’s directors and executive officers is available in MPLX’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. To the extent holdings of securities have changed since the amounts contained in the definitive proxy statement filed by MWE, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the joint proxy statement and prospectus regarding the acquisition. These documents may be obtained free of charge from the SEC’s website http://www.sec.gov, or from MWE and MPLX using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties. These statements may include statements regarding the proposed acquisition of MWE by MPLX, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding MWE’s and MPLX’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of MWE’s unitholders; the parties’ ability to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of MWE being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of MWE and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the SEC, including MWE’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014 and MWE’s Report on Form 10-Q for the quarter ended September 30, 2015. These risks, as well as other risks associated with MWE, MPLX and the proposed transaction are also more fully discussed in the proxy statement and prospectus included in the registration statement on Form S-4 filed with the SEC by MPLX and declared effective by the SEC on October 29, 2015 and the supplement to the proxy statement/prospectus dated November 17, 2015. MWE has mailed the proxy statement/prospectus to its unitholders. The forward-looking statements should be considered in light of all these factors. In addition, other risks and uncertainties not presently known to MWE or MPLX or that MWE or MPLX considers immaterial could affect the accuracy of the forward-looking statements. The reader is cautioned not to rely unduly on these forward-looking statements. MWE and MPLX do not undertake any duty to update any forward-looking statement except as required by law.